April 19, 2016

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:    MAXIMUS, Inc.
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 16, 2015
File No. 1-12997

Dear Mr. Thompson,

MAXIMUS, Inc. (the "Company," "we," or "us) has received your letter of March 23, 2016 containing comments on the filing referenced above.

We have produced your comments below (underlined) and provided our responses following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary of Consolidated Financial Results

1. Please provide greater transparency of the underlying reasons for your organic growth in revenues and profitability on a consolidated and segment basis for each year presented. Specifically describe in this discussion the drivers of your organic revenue growth (i.e. sales to new customers, increased sales to existing customers, new service and product offerings, and/or pricing).

In future filings, we will revise our discussion of organic revenue and profitability growth to provide additional information regarding the primary reasons for such growth. If appropriate, we will identify the impacts of large, specific contracts, such as the U.K. Health Appeals and Assessments contract (HAAS). We will also provide additional discussion and analysis regarding the anticipated effects of legislation and trends with respect to the type of work within our segments, such as program administration, appeals and assessments work and consulting work.

An example of such prospective disclosure, using our discussion comparing fiscal year 2015 to fiscal year 2014 from our Annual Report on Form 10-K for illustrative purposes, is shown as Appendix 1 to this letter.

2. We note that cost of sales is material to your results and varies between periods as a percentage of revenues but you do not provide a direct discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis of these costs on a consolidated and segment basis for each year presented in addition to your current disclosure that is in the context of gross profit margin. In doing so, please disclose the material components of which these costs consist. Your disclosure should quantify and analyze the impact of each significant component of cost of sales that caused this line item to materially vary between comparative periods, with explanation of the associated underlying reasons. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales.

In future filings, we will include more discussion of the organic, acquired and currency impacts of the cost of revenues so readers can better understand the impact on gross profit across periods in a manner consistent to that in which we show movements in revenue.

An example of such prospective disclosure, using our discussion comparing fiscal year 2015 to fiscal year 2014 from our Annual Report on Form 10-K for illustrative purposes, is shown as Appendix 1 to this letter.

3. Please revise your disclosure to provide a comparative discussion and analysis of selling, general and administrative expenses on a consolidated and segment basis for each year presented. Your disclosure should quantify and analyze the impact of each significant component of selling, general and administrative expenses that caused this line item to materially vary between comparative periods, with explanation of the associated underlying reasons.

In future filings, we will include more discussion of movements in our selling, general and administrative (SG&A) expense, including discussion of the input of acquisitions, currency and bonus levels. An example of such prospective disclosure, using our discussion comparing fiscal year 2015 to fiscal year 2014 from our Annual Report on Form 10-K for illustrative purposes, is shown as Appendix 1 to this letter.

Critical Accounting Policies and Estimates, page 33

4. We note your disclosure that changes in cost estimates related to cost-plus pricing arrangements may result in significant changes to revenues. Please revise your disclosure in future filings to discuss how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future, and provide an analysis of the sensitivity of the cost estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect. Further, please provide similar disclosure with respect to performance-based volume estimates to the extent changes in volume estimates are material. Please refer to the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

In our future filings, we will include in our analysis in Management's Discussion and Analysis of Financial Condition and Results of Operations a specific discussion of the accuracy of past estimates, changes in estimates which have occurred during the latest period and an analysis of the sensitivity of our cost-plus and performance-based contracts to future adjustments due to changes in estimates that are reasonably likely to occur and would have a significant effect. We will also update our disclosures to provide additional detail on these estimates in a manner similar to that below.

For our cost-plus contracts, our key estimates relate to the allocation of indirect costs. Much of the allocation of indirect costs is based upon defined rules established by the U.S. Federal Government or the relevant contract. While the existence of these rules reduces the risk of a significant error, the allocation of indirect costs is typically audited by the customer, and it usually takes a significant period of time for an audit to be concluded. The iterative process of an audit provides us with information to refine our estimates for open periods. We have not recorded any significant adjustments to our revenue related to changes in such estimates for any of the three years ended September 30, 2015. We are current in our submissions of costs to our relevant regulators. Although audits of past costs remain open for certain years, we believe it is unlikely that a significant adjustment related to prior periods would occur at this time. We believe that the likelihood of a significant adjustment to revenue would be remote.

On some of our performance-related contracts, our per-transaction fees may be higher in earlier years to compensate for anticipated higher costs at the commencement of contract operations. Where the discount in future fees is considered both significant and incremental, we are required to estimate our total future volumes and revenues and allocate an estimated fee to each transaction. We refine our estimates of future volumes quarterly and we recognize these changes as a cumulative catch-up to our revenue.

The sensitivity of the volume estimates in these transactions is driven by the length of the contract, the size of the discounts and the maturity of the contract. In the early periods of contract performance, changes to estimates of future volumes will have a greater effect on future, rather than past, revenues. A contract reaching maturity will generally have less volatility in the estimating process, so revenue volatility will diminish.

Although we had a number of contracts with these terms and conditions during the three-year period ended September 30, 2015, no significant adjustments to revenue were recorded in that period. As of September 30, 2015, many of these contracts have reached or are close to maturity and, accordingly, the likelihood of a significant adjustment has diminished. The only significant remaining contract is a large contract in our U.S. Federal Services Segment which has nine remaining years of operations. Our rate per transaction is currently based upon future projected volumes. If, at September 30, 2015, our estimate of those volumes had increased or decreased by five percent, it would not have resulted in a significant adjustment to revenue and operating profit.

Non-GAAP and other measures, page 35

5. In future filings please describe in greater detail why management believes that the presentation of non-GAAP measures (including free cash flow, adjusted diluted earnings per share, EBITA, Adjusted EBITDA) provides useful information to investors regarding your financial position and results of operations. Please refer to paragraph (1)(i)(C) of item 10(e) of Regulation S-K. Please note that this comment also applies to filings on Form 10-Q and Form 8-K that contain disclosure of non-GAAP financial measures.

In future filings, we will give more detail on how our non-GAAP measures provide useful information to our investors.

We provide free cash flow to complement our statements of cash flows. In order to sustain our cash flows from operations, we require regular refreshing of our fixed assets and technology. We believe that users of our financial statements wish to understand the cash flows that directly correspond with our operations and the investments we must make in those operations using a methodology which combines operating cash flows and capital expenditures. Free cash flow shows the effects of the Company’s operations and routine capital expenditure and excludes the cash flow effects of acquisitions, share repurchases, dividend payments and other financing transactions.

We provide adjusted diluted earnings per share to complement our other disclosures of earnings per share. We believe users of our financial statements benefit from identifying unusual, infrequently-occurring events which were not anticipated within our guidance and which fall outside the operations of the business. Our management uses this measure to set expectations and assess the performance of the Company.

In fiscal year 2015, for the first time, we included measures of EBITA, EBITDA and Adjusted EBITDA. Our Credit Agreement (as defined in the next section) includes the defined term Consolidated EBITDA and our calculation of EBITDA conforms to the Credit Agreement definition. We believe our investors appreciate the opportunity to understand the possible restrictions which arise from our Credit Agreement. EBITDA is also a useful measure of performance which focuses on the cash generating capacity of the business, excluding the non-cash expenses of depreciation and amortization, and makes for easier comparisons between the operating performance of companies with different capital structures by excluding interest expense and therefore the impacts of financing costs. The measure of EBITA is a step in calculating EBITDA and facilitates comparisons to similar businesses as it isolates the amortization effect of business combinations. The only use of the measure of Adjusted EBITDA reflected the effect of a one-time non-cash transaction in fiscal year 2013.

We will provide the explanations above in future filings to provide readers of our financial statements with more detail on what this measure entails and why management believes this measure is meaningful.

Item 8. Financial Statements and Supplementary Data

6. Debt, page 58

6. We note your credit agreement requires you to comply with certain financial covenants and other covenants including a maximum total leverage ratio and a minimum fixed charge coverage ratio. Please tell us whether the credit agreement covenants and/or other provisions of the agreement restrict or limit your ability to pay dividends, and your consideration of providing the disclosures required by Rule 4-08(e)(1) and (2) of Regulation S-X.

Our Amended and Restated Revolving Credit Agreement dated as of March 15, 2013, as amended by the First Amendment thereto dated as of March 9, 2015, and the Second Amendment thereto dated as of October 23, 2015 (the "Credit Agreement") is filed as Exhibit 10.10 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2015. There are no restrictions on the payment of dividends as long as our Leverage Ratio (i.e., the ratio of (i) Consolidated Total Debt (as defined in the Credit Agreement) as of the date of measurement to (ii) Consolidated EBITDA (as defined in the Credit Agreement) for the four consecutive fiscal quarters ending on or immediately prior to such date) does not exceed 2.50 to 1.00 as of the end of any fiscal quarter. As of the fiscal quarter ending September 30, 2015, the Leverage Ratio was 0.63:1.00. Based upon our Consolidated EBITDA at September 30, 2015, we calculate that we could have incurred additional indebtedness in excess of $625 million (to reach a debt balance of approximately $840 million) without triggering any restrictions on dividends.

The net assets of the Company as of September 30, 2015 were $615.7 million. Pursuant to the Virginia Stock Corporation Act, distributions may not be made if a corporation would not be able to pay its debts as they become due in the usual course of business or if the total assets of such corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the business were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (unless the articles or incorporation permit otherwise).

Accordingly, we believe that neither the provisions of the Credit Agreement nor applicable state law represent a significant restriction to our ability to pay dividends or to the successful future operations of the Company.

In future filings, we will update our disclosure consistent with the following:

“Our Amended and Restated Credit Agreement dated as of March 9, 2015 (Credit Agreement) contains no restrictions on the payment of dividends as long as our Leverage Ratio, as defined in the Credit Agreement, does not exceed 2.5:1. The Leverage Ratio is defined as the ratio of Consolidated Total Debt, as defined, as of any quarter end to Consolidated EBITDA, as defined. As of September 30, 2015, the Leverage Ratio was 0.63:1. Our Consolidated EBITDA at September 30, 2015 was $336.4 million while our consolidated debt was $214.8 million. Accordingly, we do not believe that the provisions of the Credit Agreement represent a significant restriction to our ability to pay dividends or to the successful future operations of the business.”

XXX

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me at 1891 Metro Center Drive, Reston, Virginia 20190 or at (703) 251-8500.

Sincerely,

/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer

Appendix 1

Attached is a discussion comparing fiscal year 2015 to fiscal year 2014, based upon our Annual Report on Form 10-K. To best address your comments, we have elected to update tables and adjust the manner of our discussion and analysis, rather than simply add new words or paragraphs. For ease of review, we have removed sections which do not pertain directly to the comments.

Summary of consolidated results

The following table sets forth, for the fiscal year ends indicated, selected statements of operations data:

	Year ended September 30,
	2015	2014	2013
	(dollars in thousands)

Revenue	$2,099,821	$1,700,912	$1,331,279
Cost of revenue	1,587,104	1,248,789	945,246
Gross profit	512,717	452,123	386,033
Gross profit margin	24.4%	26.6%	29.0%
Selling, general and administrative expense	238,792	220,925	193,827
Selling, general and administrative expense as a percentage of revenue	11.4%	13.0%	14.6%
Amortization of intangible assets	9,348	5,890	4,883
Acquisition-related expenses	4,745	—	2,168
Operating income	259,832	225,308	185,155
Operating income margin	12.4%	13.2%	13.9%
Interest expense	1,398	—	—
Other income, net	1,385	2,061	3,867
Income before income taxes	259,819	227,369	189,022
Provision for income taxes	99,770	81,973	71,673
Effective tax rate	38.4%	36.1%	37.9%
Net income	160,049	145,396	117,349
Income/(loss) attributable to noncontrolling interests	2,277	(44)	618
Net income attributable to MAXIMUS	$157,772	$145,440	$116,731
Basic earnings per share attributable to MAXIMUS	$2.37	$2.15	$1.71
Diluted earnings per share attributable to MAXIMUS	$2.35	$2.11	$1.67

The following provides an overview of the significant elements of our Consolidated Statements of Operations. As our business segments have different factors driving revenue growth and profitability, the sections that follow cover these segments in greater detail.

Fiscal year 2015 compared to fiscal year 2014

	Revenue		Cost of Revenue		Gross Profit		Gross Profit Percentage of Revenue
(dollars in thousands)	Dollars	Percent Change	Dollars	Percent Change	Dollars	Percent Change

Fiscal year 2014 balance	$1,700,912		$1,248,789		$452,123		26.6%
Organic growth	317,653	18.7%	288,222	23.1%	29,431	6.5%	9.3%
Acquired from Acentia and Remploy	141,036	8.3%	102,297	8.2%	38,739	8.6%	27.5%
Currency effect compared to fiscal year 2014	(59,780)	(3.5)%	(52,204)	(4.2)%	(7,576)	(1.7)%	12.7%
Fiscal year 2015 balance	$2,099,821	23.5%	$1,587,104	27.1%	$512,717	13.4%	24.4%

Revenue increased 23% to $2,099.8 million both through acquisition and organic growth.

•
Organic growth was principally driven by contracts in our Health Services and U.S. Federal Services Segments. Much of our organic growth is from contracts in the start-up phase which causes the gross profit to lag in the initial year of contract performance.

•
Acquired growth was driven by the acquisitions of Acentia, which has been integrated into our U.S. Federal Services Segment, and Remploy, which has been integrated into our Human Services Segment. Acentia is located in the United States and Remploy is located in the United Kingdom.

•
The detrimental currency effect has been driven by the strength of the United States Dollar against other currencies utilized by our subsidiaries. We have recorded lower revenues where other currencies are utilized than would have been the case if currency rates had remained stable.

Cost of revenue increased 27% compared to the prior year. Cost of revenue consists of direct costs related to labor and related overhead, subcontractor labor, outside vendors, rent and other direct costs. The largest component of cost of revenue, approximately two-thirds, is labor (both our labor and subcontracted labor) for our services contracts. Our labor costs and trends are highly correlated with our revenue. Within our Health Services and Human Services Segments, we had a number of projects which were in start-up. Projects in start-up typically have higher costs as we incur one-time costs related to preparing the contract and do not have the efficiency that will arise when a contract is operating at full capacity with an experienced workforce.

Gross profit increased 13% to $512.7 million, representing a profit margin of 24.4% compared to 26.6% in the prior year. The declines in our margins were caused by:

•	Declines in Health Services margins from contracts in start-up;

•	Declines in U.S. Federal Services margins from the addition of Acentia’s business and declines in certain highly-accretive appeals and assessments services which had been anticipated;

•	A slight increase in Human Services margins, where the benefits of Remploy’s business was offset by start-up costs elsewhere.

Selling, general and administrative expense (SG&A) consists of indirect costs related to general management, marketing and administration. These costs include salaries, benefits, bid and proposal efforts, travel, recruiting, continuing education, employee training, non-chargeable labor costs, facilities costs, printing, reproduction, communications, equipment depreciation, legal expenses and the costs of business combinations. Our SG&A is primarily composed of labor costs. These costs may be incurred at a segment level, for dedicated resources which are not client-facing, or at a corporate level. Corporate costs are allocated to segments on a consistent, rational. Unlike cost of revenue, SG&A is not directly driven by fluctuations in our revenue and, as our business expands, we would expect to see SG&A decline as a percentage of revenue as we attain economies of scale.

Our SG&A increased $17.9 million to $238.8 million in fiscal year 2015 compared to fiscal year 2014, an increase of 8.1%. This increase was principally driven by the following factors:

•	The acquisitions of Acentia and Remploy added $21 million of SG&A.

•	Our investment in our IT infrastructure resulted in additional expenditures of approximately $7 million on shared resources;

•	Our management cash bonus plan was reduced by approximately $11 million compared to fiscal year 2014; and

•	The strength of the U.S. Dollar resulted in a reduction to SG&A of $4 million.

As organic SG&A declined slightly year-over-year, all of our segments received steady or declining allocations of costs. Our U.S. Federal Services and Human Services Segments incurred additional costs due to the acquisitions of Acentia and Remploy, respectively.

Health Services Segment

The Health Services Segment provides a variety of business process services, as well as related consulting services, for state, provincial and national government programs. These services support Medicaid, the Children's Health Insurance Program and the Affordable Care Act in the U.S., Health Insurance BC (British Columbia) in Canada and the Health Assessment Advisory Service (HAAS) and Fit for Work Service in the U.K.

	Year ended September 30,
	2015	2014	2013
	(dollars in thousands)

Revenue	$1,109,238	$906,650	$691,565
Cost of revenue	855,130	692,922	519,229
Gross profit	254,108	213,728	172,336
Selling, general and administrative expense	99,815	98,172	83,131
Operating income	154,293	115,556	89,205
Gross profit margin	22.9%	23.6%	24.9%
Operating profit margin	13.9%	12.7%	12.9%

Fiscal year 2015 compared to fiscal year 2014

	Revenue		Cost of Revenue		Gross Profit
(dollars in thousands)	Dollars	Percent Change	Dollars	Percent Change	Dollars	Percent Change

Fiscal year 2014 balance	$906,650		$692,922		$213,728
Organic growth	225,285	24.8%	183,918	26.5%	41,367	19.4%
Currency effect compared to fiscal year 2014	(22,697)	(2.5)%	(21,710)	(3.1)%	(987)	(0.5)%
Fiscal year 2015 balance	$1,109,238	22.3%	$855,130	23.4%	$254,108	18.9%

     Revenue increased by 22% to $1,109.2 million. Approximately half of this growth was driven by the HAAS contract, which commenced in fiscal year 2015. The remainder of this growth was driven by the expansion of existing work and new contracts.

Cost of revenue increased by 23% to $855.1 million. The principal driver was the HAAS contract, which was in start-up. This contract has experienced challenges in the recruitment and retention of healthcare professionals which has resulted in additional costs incurred that have not been recovered owing due reduced fees from performance incentives. Contracts in start-up, such as HAAS and the Fit for Work contract, are anticipated to incur higher costs in the first year of a contract as work is commenced. In fiscal year 2015, we have received the benefit of reduced costs on an unprofitable contract acquired with PSI which commenced operations in fiscal year 2014.

Gross profit increased by 19% to $254.1 million. Our gross profit margin declined by 70 basis points to 22.9%. The HAAS contract would have reduced the segment profit margin by 270 basis points, but this was offset by the improvements on the PSI contract and growth in other contracts.

As noted above, our SG&A expense for the company, and the Health Services Segment, did not significantly fluctuate year-over-year. Accordingly, the segment’s operating profit margin received the benefit from the company’s economies of scale.

U.S. Federal Services Segment

The U.S. Federal Services Segment provides business process solutions, system development, software development and program management for various civilian U.S. federal programs.

	Year ended September 30,
	2015	2014	2013
	(dollars in thousands)

Revenue	$502,484	$341,840	$167,258
Cost of revenue	383,838	231,047	93,564
Gross profit	118,646	110,793	73,694
Selling, general and administrative expense	59,252	47,695	31,128
Operating income	59,394	63,098	42,566
Gross profit margin	23.6%	32.4%	44.1%
Operating profit margin	11.8%	18.5%	25.4%

Fiscal year 2015 compared to fiscal year 2014

	Revenue		Cost of Revenue		Gross Profit
(dollars in thousands)	Dollars	Percent Change	Dollars	Percent Change	Dollars	Percent Change

Fiscal year 2014 balance	$341,840		$231,047		$110,793
Organic growth	56,649	16.6%	73,131	31.7%	(16,482)	(14.9)%
Acquired from Acentia	103,995	30.4%	79,660	34.4%	24,335	22.0%
Fiscal year 2015 balance	$502,484	47.0%	$383,838	66.1%	$118,646	7.0%

Revenue increased by 47% to $502.5 million. Cost of revenue increased 66% to $383.8 million. Gross profit increased by 7.1% and operating profit decreased by 5.9%.

Revenue was both organic and acquired, with the Acentia business being integrated into this Segment.

Organic revenue was driven by the ongoing ramp up of the Department of Education contract, a subcontract which commenced in fiscal year 2015 and growth on existing contracts, which offset two declines which we had anticipated; approximately $58 million of reductions in the Company’s Medicare appeals business and $20 million from the closure of a customer contact center in Boise, Idaho that supported the Federal Marketplace.

Cost of revenue increased due to the acquisition of Acentia and our organic revenue growth. The rate of our cost growth exceeded that of our revenue growth for the following reasons:

•
The profit margin on Acentia’s business is lower than that of the remainder of the segment. Acentia’s portfolio of contracts has a higher share of cost-plus work, which would be expected to have lower margins.

•	The contract with the Department of Education was in start-up, resulting in additional costs.

•	Our Medicare appeals business had reduced revenues due to changes in legislation.

Accordingly, our gross profit margins declined year-over-year.

SG&A increased $10.7 million primarily due to the acquisition of Acentia.

Human Services Segment

The Human Services Segment provides national, state and county human services agencies with a variety of business process services and related consulting services for welfare-to-work, child support, and higher education and K-12 special education programs. About 62% of our revenue in this Segment is earned in foreign jurisdictions.

	Year ended September 30,
	2015	2014	2013
	(dollars in thousands)

Revenue	$488,099	$452,422	$472,456
Cost of revenue	348,136	324,820	332,453
Gross profit	139,963	127,602	140,003
Selling, general and administrative expense	79,719	74,444	78,970
Operating income	60,244	53,158	61,033
Gross profit margin	28.7%	28.2%	29.6%
Operating profit margin	12.3%	11.7%	12.9%

Fiscal year 2015 compared to fiscal year 2014

	Revenue		Cost of Revenue		Gross Profit
(dollars in thousands)	Dollars	Percent Change	Dollars	Percent Change	Dollars	Percent Change

Fiscal year 2014 balance	$452,422		$324,820		$127,602
Organic growth	35,719	7.9%	31,173	9.6%	4,546	3.6%
Acquired from Remploy	37,041	8.2%	22,637	7.0%	14,404	11.3%
Currency effect compared to fiscal year 2014	(37,083)	(8.2)%	(30,494)	(9.4)%	(6,589)	(5.2)%
Fiscal year 2015 balance	$488,099	7.9%	$348,136	7.2%	$139,963	9.7%

Revenue increased 7.9% to $488.1 million. Revenue movement was driven by:

•	Organic growth in all our markets driven by new contracts and strong performance in existing contracts;

•	Acquired growth from Remploy; and

•	The detrimental effect of foreign currency exchange rates (primarily the impact of the Australian Dollar).

Cost of revenue increased 7.2% to $348.1 million, consistent with revenue growth. The rate of growth for organic cost of revenue exceeded that of revenue. This was principally due to the expansion of the jobactive contract in Australia, which was in start-up. This was tempered by the effect of currency fluctuations.

Gross profit increased by 9.7% to $140.0 million, with our gross profit margin increasing by 50 basis points. The benefits of Remploy’s acquired business and some accretive growth in our North American operations was offset by margin dilution from the jobactive contract.

SG&A expenses increased by approximately $10 million due to the acquisition of Remploy.